

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 22, 2020

Scott Reed
Chief Executive Officer
LF Capital Acquisition Corp.
600 Madison Avenue, Suite 1802
New York, NY 10022

      Re: LF Capital Acquisition Corp.
          Preliminary Proxy Statement on Schedule 14A
          Filed September 25, 2020
          File No. 001-38545

Dear Mr. Reed:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed September 25, 2020

General

1. Please provide us with your analysis as to why you are not required to unbundle the Charter Approval Proposal into separate proposals so as to allow shareholders to vote separately on material matters Please refer to Rule 14a-4(a)(3) of Regulation 14A, as well as Question 201.01 of the Exchange Act Rule 14a-4(a)(3) Compliance and Disclosure Interpretations.

2. Please provide an analysis explaining why you believe the proposed changes to your warrants are not so significant that they constitute the issuance of new securities, which would be issued to current holders. Please explain why you believe Section 5 of the Securities Act of 1933 does not apply to what may be an offer and sale of such new securities, and, if you are relying on an exemption, please identify the exemption and explain the basis for your reliance.

Organizational Structure, page 32

3.   Please identify the operating entities that are included as "various subsidiaries" in your organizational chart, including the economic and voting interests in such an entity if not wholly owned and the respective ownership interest in each.

Reasons for the Approval of the Business Combination, page 38

4.   Please briefly describe any material negative factors that the board considered in deciding to recommend the approval of the business combination.

Conditions to Closing the Business Combination, page 39

5.   We note your statement that the company can, in its sole discretion, waive certain conditions to the business combination, including that Landsea performed and complied in all material respects with the merger agreement and that no material adverse effect has occurred since the date of the merger agreement. Please update your disclosure, including your risk factor on page 86, to discuss to potential consequences to stockholders if the company waives such conditions and proceeds with the business combination.

Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2019, page 52

6.   We note that each of your adjustments (DD), (EE), (FF) and (GG) are for expenses being added to your pro forma statement of operations that are identified as non-recurring, and do not have a continuing impact. Please tell us why you believe these are appropriate pro forma adjustments, or remove them in your next amendment.

Risk Factors
Our Second Amended and Restated Certificate of Incorporation will provide that the Court of Chancery of the State of Delaware . . ., page 95

7.   Please revise this risk factor to discuss the applicability of your exclusive forum provision to claims made under the federal securities laws. For example, we note that you indicate elsewhere that there will be an exclusive federal forum for claims under the Securities Act of 1933.

Background of the Business Combination, page 119

8.   Please identify the financial advisors that are referenced in this section or clarify if you are referring to B. Riley and Barclays, who are referenced later in this section. Please also provide additional detail as to the scope of the financial advisors' roles in the process.

9.   We note that in the registration statement for your initial public offering you indicated that although you may pursue a target involved in any industry, you intended to focus on the acquisition of a financial services entity and that your management team had significant experience in the financial services sector. Here, you have determined to acquire a real

estate construction company. Please disclose why you decided to deviate from your industry focus and highlight whether this industry focus was considered in pursuing a combination with Landsea versus the other three entities with whom you entered letters of intent, which appear to be financial services companies. Please also explain what aspects about your officers' and directors' business experiences provides them with expertise in performing due diligence on a real estate construction company.

Information about Landsea, page 172

10.   We note your disclosure that Landsea assists its buyers with securing financing for their homes. Please expand to discuss this program in more detail. For example, please identify if there are any specific lenders with with Landsea partners and the terms of any such arrangements.

Non-GAAP Financial Measures, page 200

11.   We noted that several of your non-GAAP measures contain adjustments for purchase price accounting for acquired inventory. Please tell us what this adjustment represents, how the amount was calculated, and why you believe it is appropriate to adjust each of your non-GAAP measures to exclude this amount.

12.   Please expand your disclosure to explain why adjusting EBITDA and net income for the equity in net loss (income) of unconsolidated joint ventures and adjusting net income for interest that was pushed down by your parent company provides useful information to investors.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Eric McPhee at 202-551-3693 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Erin E. Martin at 202-551-3391 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction